March 11, 2024

Mr. Frank Wyman

Ms. Angela Connell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re: Renovaro Biosciences Inc.

Form 10-K for the Fiscal Year Ended June 30, 2023

Filed October 2, 2023

File No. 001-38758

Dear Mr. Wyman and Ms. Connell:

Renovaro Inc., f/k/a Renovaro Biosciences Inc. (“Renovaro” or the “Company”) submits this letter in response to your letter dated January 30, 2024, relating to the above-referenced filing by the Company. Set forth below are the comments contained in the Staff’s letter, followed by the Company’s responses. Capitalized terms not defined herein should be given the meaning provided in the above-referenced filing.

Form 10-K for the Fiscal Year Ended June 30, 2023

Notes to the Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Impairment of Goodwill and Indefinite Lived Intangible Assets, page F-11

1.	You disclose that your annual fair value analysis performed on goodwill supported that goodwill is not impaired as of June 30, 2023. Please provide us with the following information and consider disclosing this information in future filings:

●	The percentage by which fair value of your reporting unit exceeded its carrying value as of the date of the most recent quantitative test;

●	A description of the methods and key assumptions used to estimate the fair value of the reporting unit and how these key assumptions were determined and

●	A description of potential events and/or circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

Based on the annual fair value analysis performed on goodwill, the fair value of the Company’s reporting unit was 11% greater than its carrying value as of June 30, 2023, the date of the most recent quantitative test.

The Company used a discounted cash flow model and the cost-to-recreate method to determine the fair value of the reporting unit. Key assumptions in the discounted cash flow model with regards to each of the Company’s cell and gene therapy product candidates for the treatment or prevention of cancer, HBV, or HIV, other than the RENB-HV01 product candidate, included: (i) the probability of successfully completing clinical trials and obtaining regulatory approval; (ii) the population and market share; (iii) the timing and the amount of the expected costs to advance development programs through clinical trials and commercialization; (iv) the pricing of estimated future product sales; and (v) the weighted average cost of capital (“WACC”). Key assumptions in the cost-to-recreate method that was applied to the valuation of the RENB-HV01 product candidate were (i) direct costs, (ii) entrepreneurial incentive, and (iii) replacement period.

The key assumptions would be negatively affected by the following potential events and/or circumstances: the Company is unable to obtain future financing to fund the development and commercialization of the product candidates; significant setbacks are experienced in development or regulatory approval processes for the product candidates; competitive products are developed that impact the Company’s ability to capture expected market share; and intellectual property protection cannot be obtained or maintained for the product candidates.

As per the SEC Staff request, the information above will be included in future filings.

Fair Value of Financial Instruments, page F-12

2.	We note that you perform an annual impairment assessment of your indefinite life intangible assets and that your quantitative assessment as of June 30, 2023, and 2022 indicated that the carrying value of the IPR&D asset exceeded its fair value. Please revise your future filings to provide the disclosures required by ASC 820-10-50-2bbb as it relates to this non-recurring fair value measurement. In particular, please disclose the following:

●	The level of the fair value hierarchy within which the fair value measurement is categorized,

●	A description of the valuation techniques and inputs used in the fair value measurement and

●	If a Level 3 fair value measurement, quantitative information about the significant unobservable inputs used in the fair value measurement.

Response:

The Company’s IPR&D asset relates to a license agreement for technology pertaining to the treatment or prevention of HIV. The Company used a discounted cash flow model and the cost-to-recreate method to determine the fair value of the IPR&D asset. The discounted cash flow model included the following inputs with regard to each of the Company’s cell and gene therapy product candidates for the treatment or prevention of HIV other than the RENB-HV01 product candidate: (i) the probability of successfully completing clinical trials and obtaining regulatory approval; (ii) the population and market share ; (iii) the timing and the amount of the expected costs to advance development programs through clinical trials and commercialization; (iv) the pricing of estimated future product sales; and (v) the WACC. Inputs in the cost-to-recreate method that were applied to the valuation of the RENB-HV01 product candidate were direct costs, computed entrepreneurial incentive, and the replacement period. These inputs, other than the direct costs, are unobservable, and the fair value measurement of the IPR&D asset is thus categorized at Level 3 within the fair value hierarchy.

The Company will provide this disclosure as required by ASC 820-10-50-2bbb for this non-recurring fair value measurement in future filings.

3.	As a related matter, please clarify for us your disclosure on page F-15 which states that the carrying value of the licenses acquired as IPR&D exceeded its fair value “due to the changes in the projected economic benefits to be realized from these assets.” Cite the primary reasons for the change in projected economic benefits in your response.

Response:

While the Company is still committed to all of its current product candidates, the HIV product line has been deprioritized with regards to development by the Company for business reasons, while pipelines that have been determined to be able to generate returns more quickly, such as the Oncology product candidate RENB-DC11 have been prioritized. Therefore, a business decision was made to not currently pursue the development of the product candidate RENB HV-01 (technology that has been sub-licensed to a third party) and to delay the development and commercialization of the other HIV product candidates. There was also updated information on the cell-gene therapy sector with respect to new competitive products being developed or introduced into the market and insurance coverage limitations that impacted projected market share. These changes negatively impacted the timing and amount of the benefits to be realized from this IPR&D asset and its resultant valuations.

Note 9 - Commitments and Contingencies, page F-27

4.	You have disclosed a number of legal proceedings to which you are a party. To the extent that you believe that it is reasonably possible that resolution of these proceedings could result in a material adverse effect on your financial condition, results of operations, or cash flows, please revise your future filings to provide the disclosures required by ASC 450- 20-50, including an estimate of reasonably possible losses in excess of accrued amounts.

Response:

The Company accounts for litigation and claims losses in accordance with ASC 450, Contingencies. Under ASC 450, loss contingency accruals are recognized for probable and estimable losses.

In accordance with ASC 450-20-25-2, the Company reviewed the facts surrounding each legal proceeding and determined that the various pending litigation claims did not meet either the threshold of probable as defined in ASC 450-20-20 nor were they reasonably estimable, and therefore, no accruals for loss contingencies were recorded as of the date of the financial statements. The Company evaluated the legal proceedings and determined that the resolution of these proceedings could result in a material adverse effect on the Company’s financial condition, results of operations, or cash flows; however, due to the nature of the contingencies, an estimate of the reasonably possible losses cannot be made. In order to provide the disclosures required by ASC 450-20-50-3 and 50-4, future filings will include a statement that such an estimate cannot be made.

Please contact me at 305 918-1980 Ext. 305 or at lpuche@renovarobio.com, if you have any questions.

Sincerely,

Luisa Puche

Renovaro Inc.

CFO